IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

September 30, 2002 NEWS RELEASE TSX.V SYMBOL - IMR

New Epithermal Vein Discoveries - Patagonia, Argentina

IMA Exploration Inc. (TSX.V - IMR) is pleased to report that its Patagonia exploration program which commenced on August 13, 2002, has been extended for a minimum of three weeks to allow a more detailed evaluation of IMA's properties, as well as due diligence exploration on properties under negotiation in the region. Work to date has identified two gold bearing, low-sulphidation epithermal vein systems that potentially extend up to 10 kilometers in length. The geological environment and style of mineralization is very similar to the Esquel gold discovery (3.8 million ounces of gold, and 6.9 million ounces of silver), indicating excellent exploration potential for IMA's projects.

Work on IMA's Los Toros property has been completed and the Company is now waiting for final assays and field reports, while the exploration team has moved to the nearby Las Bayas/Victoria claims. Both projects contain large, low-sulphidation epithermal vein systems. An additional 3,000 hectares has been added to Los Toros to cover two newly discovered epithermal vein systems located approximately 6 kilometers to the southeast. Los Toros now covers 7,200 hectares that are 100% IMA owned.

On the Company's 100% owned Las Bayas and adjacent Victoria claims, individual veins had previously been traced for 350 meters. Recent work has now extended this into a zone of intense quartz veining (including individual veins up to 22 meters wide) for a strike length of 4.5 kilometers. Additional veining has been found 5.5 kilometers along strike to the northeast, suggesting a total strike length in excess of 10 kilometers.

Los Toros Property

The Los Toros property includes significant low-sulphidation epithermal quartz veins in several separate, yet related, showings. Mineralized structures include the Morgul vein, a north-south striking, east dipping quartz vein which, although offset by a fault, is exposed intermittently over a 1.9 kilometer strike length. This vein is divided into the Morgul North (700 meter known strike) and Morgul South (1200 meter known strike) by a fault that offsets the vein approximately 600 meters.

The Morgul structure is comprised of several individual 1 to 3 meter thick veins within a 15 to 20 meter wide zone of silicification. Sampling of structures peripheral to the Morgul vein and in the Morgul south central and east areas have returned encouraging initial values of up to 7.6 grams per tonne (g/t) gold and 452 g/t silver, supporting the idea that bonanza-grade ore shoots may be present within the Morgul structure. Gold and silver grades from the Morgul vein returned up to 1.2 g/t Au and 83 g/t Ag, and highly anomalous arsenic (to 5,330 ppm) and mercury (to >20,000 ppb) values indicating possible high-grade precious metals deeper in the system. Textures within these veins, petrographic studies, and multi-element geochemistry all indicate that the Company's sampling has taken place at levels of exposure above the expected gold-zone within the epithermal system. The Company's geologists believe the best potential for bonanza grade gold values to be 50 to 150 metres below the surface.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

"Dr. Gerald Carlson"

Dr. Gerald G. Carlson

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

September 23, 2002 **TSX.V SYMBOL: IMR**

NEWS RELEASE

$730,810 Financing Completed

IMA Exploration Inc. is pleased to announce the completion of a non-brokered private placement financing of 1,554,915 million units at a price of $0.47 per unit, subject to regulatory approval. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for two years at $0.55 per share for the first year and at $0.60 for the second year. There will be a finder's fee payable on a portion of this placement.

The participants in this private placement include: Mr. Joseph Grosso, President & C.E.O. of IMA Exploration Inc., the Prudent Bear Fund of Dallas Texas, a Swiss Fund, British, and Canadian Investors. The shares issued above are subject to a four-month hold period and funds will be used for general working capital.

IMA is in a strong financial position to meet its exploration objectives with in excess of $2,000,000 in working capital. The Company's technical team is now preparing several exploration programs to advance some of its key gold exploration projects within its highly prospective, large property portfolio that is strategically situated either contiguous to or close to many existing world-class discoveries in South America.

The Company has also granted Incentive Stock Options to a group of directors, employees and consultants in the amount of 550,000 shares at a price of $0.50 for a period of five years. The options are subject to acceptance by the TSX Venture Exchange.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

"William Lee"

William Lee, CFO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2002 Number 16